UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 16, 2021

FS DEVELOPMENT CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-40067	85-2696306
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

900 Larkspur Landing Circle, Suite 150 Larkspur, CA 94939	94111
(Address of principal executive offices)	(Zip Code)

(415) 877-4887

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	FSII	The Nasdaq Capital Market

☒	Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01 Other Events.

On December 1, 2021, FS Development Corp. II, a Delaware corporation (the “Company”), issued a press release announcing that its registration statement on Form S-4 (File No. 333-258442) (as amended, the “Registration Statement”), relating to the previously announced business combination (the “Business Combination”) with Pardes Biosciences, Inc. (“Pardes”), had been declared effective by the U.S. Securities and Exchange Commission (“SEC”). In the Registration Statement, the conversion ratio (the “Conversion Ratio”) for determining the number of shares of the Company’s Class A Common Stock to be issued as consideration (the “Merger Consideration”) to the holders of Pardes’ outstanding equity in connection with the closing of the Business Combination was calculated as of November 3, 2021. The Special Meeting of the Company’s stockholders to approve the Business Combination and other matters related thereto is scheduled for 9:00 a.m. (Eastern time) on December 23, 2021 (the “Special Meeting).

The Conversion Ratio calculated as of December 16, 2021, which is expected to be the Conversion Ratio used for calculating the final Merger Consideration, is 1.4078, meaning that of the 32.5 million shares of the Company’s Class A Common Stock being issued as the Merger Consideration, 29,364,235 shares will be issued for all issued and outstanding Pardes common stock and preferred stock, 2,878,138 shares will be reserved for issuance under the 2021 Stock Option and Incentive Plan for Pardes’s outstanding vested, unvested, and unexercised options and 257,627 shares will be reserved for issuance under the 2021 Stock Option and Incentive Plan for outstanding contractual commitments to grant equity awards to persons following the closing of the Business Combination.

Important Information About the Business Combination and Where to Find It

In connection with the merger agreement, dated June 29, 2021, entered into by and among the Company, Orchard Merger Sub, Inc., Pardes and Shareholder Representative Services LLC in connection with the Business Combination (as amended, the “Merger Agreement”), the Company has filed with the SEC a registration statement on Form S-4, which includes a description of the terms of the business and includes a prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the shareholder meeting of the Company to vote on the Business Combination. Before making a voting decision, investors, shareholders and other interested persons of the Company are urged to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about the Company, Pardes and the Business Combination. The definitive proxy statement/prospectus included in the registration statement is being mailed to shareholders of the Company of record as of the Record Date. Once available, shareholders will also be able to obtain a copy of the Form S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: FS Development Corp. II, Attn: Secretary, 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939. The preliminary and definitive proxy statement/prospectus included in the registration statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Company and Pardes and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination described in this Current Report under the rules of the SEC. Information about the directors and executive officers of the Company is set forth in the filed registration statement on Form S-4 containing the proxy statement/prospectus for the proposed business combination, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: FS Development Corp. II, Attn: Secretary, 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FS Development Corp. II

By:	/s/ Dennis Ryan
	Name:	Dennis Ryan
	Title:	Chief Financial Officer

Dated: December 16, 2021